Exhibit 99.1

31 August 2018

Midatech Pharma PLC

("Midatech" or the "Company")

Midatech Announces Interim Results from Proof of Concept Exploratory Study for its

MTD201 Q-Octreotide Programme and Q-Sphera™ Microsphere Technology

-	Interim data for key oncology drug candidate MTD201 establishes favourable clinical profile compared to reference product Novartis’ Sandostatin® LAR® (“SLAR”)

-	Drug-release properties of MTD201 distinct from SLAR

-	Provides positive clinical ‘proof of concept’ for Midatech’s Q-Sphera™ microsphere technology platform

Midatech Pharma PLC (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products for rare diseases in oncology and immunotherapy, today announces interim data from the ‘first-in-human’ study of MTD201 Q-Octreotide, a sustained-release treatment for carcinoid cancer and acromegaly.

The double-blind exploratory study compared tolerability, pharmacokinetics and growth hormone profiles after 30 mg intramuscular injections of MTD201 or Novartis’ Sandostatin® LAR® in 24 healthy subjects. The primary objectives of this exploratory trial were to compare the sustained release profile of MTD201 to that of SLAR and to inform the design of a follow-on pivotal registration study.

Results from the study indicate that MTD201 produces a safe and effective sustained-release profile of octreotide, supporting a once-monthly treatment interval, as is indicated for SLAR. Therapeutic octreotide concentrations were achieved, and growth hormone levels were suppressed in this trial by an average of 25%, comparable with SLAR. The release profile of MTD201 was consistent in all subjects and showed no measurable burst release or dose-dumping. This reflects the precision and tuning available with the Q-Sphera microsphere platform.

MTD201 treatment was well-tolerated and the number of adverse events was low, similar to SLAR. Injection site reactions were generally mild and short-lived. Pain at the injection site was reported in 8% (MTD201) and 25% (SLAR) of subjects, and injection site tenderness in 8% (MTD201) and 83% (SLAR) of subjects.

SLAR injections were administered using the pre-packed, larger 19G needle, while MTD201 was given via a smaller 21G needle. This is a key advantage of MTD201 and the Midatech Q-Sphera™ technology compared to SLAR, in addition to other important potential benefits including a simpler and quicker reconstitution process, fewer reconstitution errors and wastage, and fewer needle blockages.

Based on these interim results, Midatech believes that MTD201 has been shown to be safe with advantageous sustained-release properties that support the continued development of a long-acting octreotide product alternative to SLAR. The favourable and improved ‘no-burst’ and lower variability in the profile of MTD201 suggests a distinct and improved product, rather than an equivalent product, to SLAR. In preparation for a follow-on regulatory trial, Midatech will seek additional regulatory opinion on pursuing approval for MTD201 as an equivalent product or a differentiated improved product. The Company will make further announcements regarding the next steps for MTD201 in due course.

The results from this first-in-human study also provide a successful clinical ‘proof of concept’ for Midatech’s Q-Sphera microsphere technology as a platform for other sustained release drug candidates, either developed internally or with partners.

Commenting on the results, Dr Craig Cook, Chief Executive Office of Midatech Pharma, said: “This study has generated several positive outcomes for Midatech. First, for the MTD201 programme, whilst one objective of the study was to determine whether MTD201 was bioequivalent to Sandostatin LAR with a potentially shorter route to market, this data suggests that we have a better product with an improved clinical profile. Combined with the other advantages around smaller needle size, simpler and more reliable reconstitution and injection, this could lead to a more valuable product either to develop internally or license to pharmaceutical partners. Second, this study is a major validation and inflection point for Midatech’s Q-Sphera™ technology establishing it as an exciting new sustained-release delivery platform, to administer pharmaceuticals safely, conveniently and effectively, without a burst phenomenon, and over a prolonged period. After five years of development, we are delighted to have achieved positive first-in-human data. We look forward to unlocking the full potential of our MTD201 programme as well as the Q-Sphera platform, both for Midatech and for our partners looking to capture a share of the multibillion dollar sustained-release treatment opportunities.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC

Dr Craig Cook, CEO

+44 (0)1235 888 300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary-Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Q-Sphera™ Microsphere Technology

Q-Sphera™ is a patented PLGA polymer microsphere technology that enables sustained drug delivery from tissue depots over periods of a few weeks to more than 6 months. Q-Sphera™ technology is unique in utilizing piezo-electronics technology to individually print microspheres, enabling precise control of particle size, predictable pharmacokinetics with low variability in blood drug concentrations.

Potential advantages over conventional SR dosage forms include:

•	Improved patient experience (reduced needle size; reduced pain on injection)
•	Predictable and less variable blood drug levels
•	More efficient administration (fewer doses lost to reconstitution difficulties and needle blockages)
•	Improved manufacturing efficiency (avoids losses to control particle size and improves CoGs)

About MTD201 (Q-Octreotide)

MTD201 is an intramuscular Q-Sphera™ polymer microsphere formulation of octreotide that releases drug over an extended period to enable a monthly injection regimen. Octreotide is a somatostatin analogue used clinically to manage conditions associated with excessive growth hormone secretion, and hormonal tumours. MTD201 is being developed for the treatment of acromegaly and management of neuroendocrine cancer.

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on developing and commercialising products in oncology and immunotherapy for rare diseases via both in-house and partnered programs. Our development pipeline of improved chemo- and immune-therapeutic drug candidates utilises Midatech’s three platform drug delivery technologies, Midacore™, Q-Sphera™ and Nano-Inclusion technologies:

-	Midacore™ is a leading gold nanoparticle technology that we are exploiting for targeted delivery of: i) existing chemotherapeutic agents to cancer cells, and ii) antigenic peptides to the immune system for immune-oncology applications.
-	Q-Sphera™ platform: our piezo-electric polymer microsphere technology for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.
-	Nano-Inclusion platform: a nanosaccharide technology, used to dissolve drugs at the nanoscale for direct brain delivery of aqueous formulations to treat brain tumours

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle, sustained release drug delivery or Nano Inclusion platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.